FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                    For the month of November 2007
                                2 November, 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO 1  Press release of British Sky  Broadcasting  Group plc announcing AGM Statement released on
                          2 November, 2007





2 November 2007

                       British Sky Broadcasting Group plc
                                (the "Company")

                             Annual General Meeting

At the Annual General Meeting of the Company held today at the Royal Institute of British Architects, 66 Portland Place, London W1B 1AD at 9:00am. The Chairman's statement follows below:

"Good morning, ladies and gentlemen, and welcome to the nineteenth Annual General Meeting of British Sky Broadcasting. It is a pleasure to see so many shareholders here today.

Let me introduce your Board of Directors: working from the centre on my immediate right I have James Murdoch, Jeremy Darroch, Allan Leighton, Gail Rebuck, Jacques Nasser, Lord Wilson of Dinton and Andrew Higginson. On my left I have Dave Gormley, the Company Secretary, Lord Rothschild, Nicholas Ferguson, Arthur Siskind, David DeVoe, David Evans and Chase Carey.

We have a lot of business to get through this morning and we will consider the agenda in a moment. But first I would like to say a few words.

Our story

Earlier this year I had the pleasure of attending an event we hosted for 200 members of staff who had been with Sky since the early days, just 18 years ago. I am very proud personally to have been involved, working alongside these pioneers, from day one. It has been a remarkable story, and there are many more chapters to come.

Today, British consumers enjoy better choice, better quality and better value in entertainment and communications than ever before. I am in no doubt that this is a direct result of the dynamic and competitive marketplace that Sky has helped to create. This is the environment in which the Company is at its best and the one in which it will, I am confident, continue to prosper in future.

It is easy to forget how much has changed in only a relatively short time.

Before we launched Sky, some 50 million people here in the UK had the choice of only four television channels.

People watched the programmes that the broadcasters wanted them to watch, at the times the broadcasters decided to schedule them.

A handful of news bulletins a day was considered sufficient.

Film premieres were mostly confined to an occasional Saturday night, and frequently interrupted by ad breaks or news programmes.

Programmes for children were available for just a few hours a day.

And sports coverage was very limited as broadcasters failed to comprehend the value audiences placed on live events.

I am delighted that Sky helped to bring about the end of that world of limitation and scarcity.

We were the first to bring multichannel TV to the whole of the UK.

The first in Europe to offer a dedicated 24-hour news service.

The first to show films 24 hours a day, 7 days a week.

The first to provide live coverage of overseas test cricket, Premier League football, and many sports that had never been seen live on TV before.

The first to offer an integrated Digital Television Recorder - Sky+ - that puts families in control of their own viewing.

The first to offer high-definition pictures on a choice of channels.

Moreover, the depth and quality of Sky's programme offering has led other broadcasters to respond - raising standards across the board - to the benefit of viewers.

What we believe

Our beliefs are simple but powerful.

We believe in better.

Better choice for our customers; better quality for our customers; better service for our customers; and better value.

We believe that the only strategy for success in a competitive marketplace is to maintain an absolute focus on meeting customer needs.

The good news for companies like Sky is that consumers are taking charge. People everywhere will soon have the power to access a virtually unlimited wealth of information, to choose what they want from it, to share it, to add to it, and to create new communities that transcend old boundaries.

No doubt this will be painful for some. It will threaten businesses that fail to adapt. But as a trend it has to be good for our society.

I think it will also be good for companies like Sky. I mean the companies that are positive and optimistic about change, that take risks and that focus above all else on their customers.

In Britain, the entertainment and communications marketplace is changing fast and has never been more competitive.

For Sky, competition is not simply a fact of life to be tolerated. We relish competition and help to create it. We compete vigorously, responsibly and fairly.

Above all, competition is great for consumers. History has shown that it is competition and free markets which deliver real, sustainable value. This is something that we should encourage and celebrate more, here in the UK. I see no reason to be fearful of allowing choice and innovation to flourish even more freely in the years ahead.

In the future, consumers are going to be even more demanding. They are going to want even more control and convenience, and they will reward the companies that give it to them.

Our goal is not only to be one of those companies. We want to be the best of them. That is what drives us forward.

Business update
Over 8.6 million families in the UK and Ireland choose Sky today. In the past year they have bought more than 3 million new products from us - twice as many as they did the previous year.

Almost one in three of our customers now takes Sky+, with a new Sky+ box sold every 30 seconds. And over 350,000 have chosen Sky HD in a little over a year since launch - making it our fastest selling additional TV product to date.

But we are no longer simply a broadcaster and pay television operator. We are also the UK's fastest growing broadband and telephony provider.

When I stood here 12 months ago, we had just launched Sky Broadband. Some expressed surprise and concern that Sky was moving into a new area, and one dominated by well-established giants with deep pockets.

They missed an important point.

The customer experience provided by these incumbents was poor and prices were high. We have entered this marketplace with the same spirit of choice and competition that we brought to television 18 years ago.

Now we offer a quality service at the lowest of prices. Customers are saving hundreds of pounds a year by choosing Sky.

Today, after less than 14 months of operation, Sky Broadband has over one million customers, while around 700,000 have chosen Sky Talk. Most have switched from another provider.

And new products are helping to attract new people to Sky. In the last quarter, 17% of those taking Sky HD, 30% of those taking Sky+ and 39% of those signing up to Sky Broadband were new Sky customers.

These are the clearest signs of Sky's transformation into a fast growing entertainment and communications company.

Seeing the bigger picture
As well as delivering quality products and outstanding service, customers want to interact with a company that shares their values and understands its role in society.

At Sky, we see the bigger picture. We invest in the future by working with our customers to tackle the issues they care about, particularly the environment and education.

As many of you may know, we were the first media company in the world to become carbon neutral in 2006. We did that after a good deal of detailed work reducing emissions and improving our energy efficiency.

But we believe we can make an even greater contribution by working with others to help them take action.

We already have important initiatives under way with our suppliers and business partners. And we have started to work with our customers to help them reduce their own carbon footprint.

We have already halved the energy consumption of our standard set-top boxes and introduced a world first - automatic stand-by on some of our Sky+ and HD boxes, saving 32,000 tonnes of carbon in the first year.

We have also started to help our customers to unlock the educational value of the channels on our television service.

Discovery, The History Channel, National Geographic and many more offer programming that is relevant to children's studies, but might easily be missed.

That is where Sky Learning comes in. It enables students, and their parents and teachers, to find material useful for their education across hundreds of channels on the Sky platform.

These initiatives are part of our commitment to customers: to look after their interests and to do the right thing.

Key financials
Financially the Group is in robust health. Turnover for the year to June 2007 increased by 10% to GBP4.6 billion, generating cashflow from operations of GBP1 billion and earnings per share of 28.4p.

This financial strength has not only opened up new growth opportunities through our expansion into broadband and telephony, but at the same time we have been able to increase the ordinary dividend by more than 70% in just two years. We will continue to look to grow the dividend in line with underlying earnings during the investment phase in broadband and telephony.

The strength of our financial model is already delivering accelerated top-line growth thanks to the increased opportunity we now have as a result of our expanding product range. I believe that Sky has never been better positioned for future growth than it is today.

Conclusion
I am very proud of what this company achieved over the past 18 years, and our broad contribution to life in the UK. But I am also in the business of looking forward, not of dwelling on the past.

It is great to be involved with a company that plays an important part in today's entertainment and communications revolution - a company that is still as fresh, energetic and hungry as it was when we started out on this journey 18 years ago.

We will remain unswervingly committed to offering our customers more: more quality, more value, more service - and always - more choice. We will try to think big, to challenge, to innovate, and to look forwards.

I am confident that Sky will continue to deliver for its customers and achieve its business objectives. There is an unrivalled strength and depth of talent across the Company. From on-screen presenters to customer advisers, and technicians to marketeers, the hard work, enthusiasm and tireless dedication of Sky people is the key to the Company's success.

I would also like to pay tribute to our entire executive team. I have been fortunate to work with many excellent companies across the globe, but I can attest that few have the depth of leadership that Sky enjoys.

Finally, I would like to thank all the non-executive directors for the time they have invested and for their significant contribution and continued support."


SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 2 November, 2007               By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary